

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2022

Ronald Tam
Co-Chief Financial Officer and Chief Strategy Officer
Huize Holding Limited
5/F, Building 3-4
Shenzhen Animation Park, Yuehai Road, Nanhai Avenue
Nanshan District, Shenzhen 518052, People's Republic of China

  Re: Huize Holding Limited
    Form 20-F for Fiscal Year Ended December 31, 2021
    Form 20-F for Fiscal Year Ended December 31, 2020
    File No. 001-39216

Dear Mr. Tam:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Finance